EXHIBIT 99.1

Boqii Announces Plan to Implement ADS Ratio Change

SHANGHAI, China, May 20, 2022 (PRNewswire) -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that it plans to change the ratio of its American depositary shares ("ADSs") to Class A ordinary shares from one (1) ADS representing three fourths (0.75) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares (the "ADS Ratio Change"). The ADS Ratio Change is expected to become effective on or about May 31, 2022 (U.S. Eastern Time).

For Boqii's ADS holders, the ADS Ratio Change will have the same effect as a one-for-eight reverse split on the existing ADSs . Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective will be required to surrender and exchange every eight (8) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon (“BNY Mellon”), as the depositary bank for Boqii’s ADS program, will arrange for the exchange of current ADSs for new ADSs (subject to receipt of applicable ADS fees from the exchanging ADS holders). No action is required by holders of uncertificated ADSs to effect the ADS Ratio Change, as the change will be effected on the books of the ADS depositary.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, BNY Mellon will attempt to sell any fractional entitlements to new ADSs and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by BNY Mellon. Boqii’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol "BQ". The change in the ADS Ratio will have no impact on Boqii’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, our ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the ADS Ratio Change will be equal to or greater than eight (8) times the ADS price before the change.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For more information, please visit: http://ir.boqii.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (the "SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com